EXHIBIT 11.1      COMPUTATION OF PER SHARE EARNINGS


                                    FOR THE YEAR ENDED        FOR THE YEAR ENDED
                                     DECEMBER 31, 2006         DECEMBER 31, 2005
                                             (AUDITED)                 (AUDITED)
                                    ------------------        ------------------
Revenues                              $      2,727,366          $      6,295,796
Cost of Goods Sold                    $      1,471,812          $      3,445,418
Expenses                              $      1,599,304          $      3,280,387
Net Income (Loss)                     $       (297,230)         $        129,188
Basic Income (Loss) per Share         $          (0.04)         $           0.02
Weighted Average Number                      8,897,808                 8,000,000
  of Shares Outstanding